SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Qualstar Corporation
(Name of Subject Company)

Qualstar Corporation
 (Name of Person Filing Statement)

Common Stock, no par value
(Title of Class of Securities)

74758R109
(CUSIP Number of Class of Securities)

Lawrence D. Firestone
President and Chief Executive Officer
Qualstar Corporation
3990-B Heritage Oak Court
Simi Valley, CA 93063
(805) 583-7744
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With copies to:

Keith E. Gottfried, Esq. Alston & Bird LLP 950 F Street, N.W. Washington, DC 20004-1404 (202) 239-3300	Robert E. Rich, Esq. Stradling Yocca Carlson & Rauth 660 Newport Center Drive, Suite 1600 Newport Beach, California 92660 (949) 725-4000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Attached hereto is a press release of Qualstar Corporation (“Qualstar”), dated January 31, 2013, announcing, among other things, that Qualstar is aware that BKF Capital, Inc. and Steven N. Bronson had commenced an unsolicited tender offer to acquire three (3) million shares of Qualstar at a price of $1.65 per share. This press release has been posted on Qualstar’s website at www.qualstar.com.

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FOR IMMEDIATE RELEASE

For more information, contact:
Nicki Andalon	Vanessa Lehr/Annie Leschin
Vice-President & CFO	Investor Relations
Qualstar Corporation	StreetSmart Investor Relations
(805) 583-7744	(415) 775-1788

QUALSTAR’S BOARD OF DIRECTORS TO REVIEW
UNSOLICITED TENDER OFFER FROM BKF
Shareholders Advised to Not Take Action Pending Review

SIMI VALLEY, Calif., January 31, 2013 — Qualstar® Corporation (NasdaqGM: QBAK) today confirmed that Steven Bronson and BKF Capital Group have commenced an unsolicited tender offer to acquire 3 million shares of Qualstar Corporation at a price of $1.65 per share.

Qualstar's Board of Directors, in consultation with its financial and legal advisors, will carefully review and consider the unsolicited tender offer to determine the course of action that it believes is in the best interests of the Company and its shareholders. The Board intends to advise shareholders of its formal recommendation within ten business days by making available to shareholders and filing with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9. Qualstar's shareholders are advised to take no action at this time pending the review of the tender offer by the Company's Board.

About Qualstar Corporation

Qualstar, founded in 1984, is a diversified electronics manufacturer specializing in data storage and power supplies. The company's products are known throughout the world for high quality and Simply Reliable designs that provide years of trouble-free service. More information is available at www.qualstar.com or www.n2power.com or by phone at 805-583-7744.

Important Additional Information

Qualstar's shareholders are strongly advised to carefully read Qualstar's solicitation/recommendation statement, when it becomes available, regarding the tender offer referred to in this press release, because it will contain important information. Free copies of the solicitation/recommendation statement, which will be filed by Qualstar with the SEC, will be available at the SEC's web site at www.sec.gov, or at Qualstar's web site at www.qualstar.com or can be obtained by calling the Company at 805-583-7744.